Exhibit (a)(15)
                                                                 ---------------



                           JEFFERSON SMURFIT GROUP PLC

                   NYSE: JS            SMFT.I            SMFT.L



   ANNOUNCEMENT REGARDING TIMING OF OFFER BEING DECLARED UNCONDITIONAL IN ALL RESPECTS, SPIN-OFF OF SMURFIT-STONE CONTAINER CORPORATION SHARES AND TRADING
                            IN JSG SUBDIVIDED SHARES


DUBLIN, LONDON & NEW YORK, 30 AUGUST, 2002: MDCP Acquisitions I has announced that its offer for the entire issued share capital of Jefferson Smurfit Group plc ("JSG") is presently scheduled to be declared unconditional in all respects on 3 September, 2002, assuming all conditions to the Offer have been satisfied or waived. The order by the High Court of Ireland ("the Court") effecting the spin-off of JSG's shareholding in Smurfit-Stone Container Corporation ("SSCC") will become effective contemporaneously with the Offer becoming unconditional in all respects.

Assuming that the Offer is declared unconditional in all respects on 3 September, 2002, the following summarises the key events that will take place on that date:

(i) The Offer will remain open for acceptance until 1:00 p.m. (Dublin time), 8:00 a.m. (New York City time) on 3 September, 2002. It is anticipated that the Offer will be extended and will remain open for acceptances for at least twenty business days thereafter.

(ii) On 27 August, 2002, the Court approved a petition by JSG seeking an order to confirm the capital reduction authorised by special resolution of JSG's shareholders on 29 July, 2002. The Court order will be filed with the Irish Companies Registration Office in Dublin at approximately 4:30 p.m. (Dublin time), approximately 11:30 a.m. (New York City time) on 3 September, 2002. The filing of the Court order will give effect to the capital reduction and the distribution of JSG's approximately 29.3% stake in SSCC to JSG Shareholders in exchange for the cancellation of a portion of JSG's share capital.

(iii) Contemporaneously with the filing of the Court order, assuming all conditions to the Offer have been satisfied or waived, MDCP Acquisitions I will declare its offer for the entire issued share capital of JSG unconditional in all respects.

(iv) As part of the Spin-Off referred to in paragraph (ii) above, each JSG Share will be split into ten sub-divided shares (the "JSG Subdivided Shares"). Four of these shares will be cancelled in exchange for the SSCC shares to be distributed.

(v) Therefore, after these steps have been effected, shortly after 4:30pm on 3 September, 2002, JSG Shareholders will own one SSCC share for every sixteen JSG Shares held prior to the split and each pre-split JSG Share will represent six JSG Subdivided Shares. Non-accepting shareholders will therefore own six JSG Subdivided Shares for each JSG Share held in addition to their allocation of SSCC shares pursuant to the Spin-Off.

(vi) The filing of the Court order and the announcement that the Offer has been declared unconditional in all respects will take place very shortly after the close of official trading in JSG Shares on the Irish and London Stock Exchanges on 3 September, 2002. Trading in JSG Subdivided Shares on the Irish and London Stock Exchanges will commence from the opening of trading on 4 September, 2002 under a new ISIN code. With effect from the filing of the Court order, JSG Shares and JSG Subdivided Shares will cease to be eligible securities for transfer pursuant to an operating instruction to be issued by CREST.

(vii) As the Spin-Off will occur during the New York Stock Exchange ("NYSE") normal trading hours, to avoid any confusion in the market that may otherwise arise, the NYSE has agreed to halt trading in JSG ADSs for the entire day. If sufficient JSG ADSs are in public ownership, trading in JSG ADSs will re-commence from the opening of trading in New York on 4 September, 2002.

(viii) A direct registration transaction advice confirming holdings in SSCC Shares distributed as part of the Spin-Off will be posted to those JSG Shareholders who hold their JSG Shares in certificated form by 17 September, 2002. JSG Shareholders who are CREST participants will receive their entitlement to SSCC shares in CREST Depository Interest
         (CDI) form. CREST accounts are expected to be credited with CDIs for SSCC shares by 9 September, 2002.

(ix) Settlement of the consideration due under the Offer in respect of acceptances that have been received and are complete in all respects will be dispatched by no later than 17 September, 2002 or within 14 days of receipt in respect of further acceptances that are complete in all respects after such date while the Offer remains open for acceptance.

(x) It is anticipated that MDCP Acquisitions I will procure that JSG applies to the relevant authorities for JSG Subdivided Shares and JSG ADSs to be delisted and to the Irish, London and New York Stock Exchanges for trading in JSG Subdivided Shares and JSG ADSs to be cancelled within twenty business days. MDCP Acquisitions I also intends to effect the compulsory acquisition procedures provided for in Section 204 of the Companies Act to acquire any JSG Shares in respect of which valid acceptances are not received under the terms of the Offer.


Terms used in this announcement have the same meaning as those contained in the Offer Document and in the Spin-Off Circular.

The Independent Directors of JSG accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                       END



Contacts:

    IBI Corporate Finance         Peter Crowley           Tel:  +353 1 661 6633
    UBS Warburg                   James Robertson         Tel:  +44 20 7568 2155
    Murray Consultants            Jim Milton              Tel:  +353 1 498 0300